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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers 17 Commercial and 27 Executive Jets in 3Q19

São José dos Campos, Brazil, October 31, 2019 – Embraer (NYSE: ERJ; B3: EMBR3;) delivered a total of 44 jets in the third quarter of 2019 (3Q19), of which 17 were commercial aircraft and 27 were executive jets (15 light and 12 large). As of September 30th, the firm order backlog totaled USD 16.2 billion.

In the beginning of 3Q19, Embraer signed a contract with SkyWest, Inc. for a firm order of seven E175 jets in a 70-seat configuration. SkyWest will operate the aircraft for Delta. The order has a value of USD 340 million, based on 2019 list prices, and was already included in Embraer’s 2019 second-quarter backlog as an “undisclosed” customer. Deliveries are expected to begin in the fourth quarter of 2019.

In the third quarter, Embraer also delivered its first E195-E2, the largest of the three members of the E-Jets E2 family of commercial aircraft. The recipients were AerCap, the world’s largest aircraft leasing company, and Azul Linhas Aéreas Brasileiras. Azul is the global launch operator for the E195-E2 and had placed firm orders for 51 of the type. The airline will receive another five aircraft in 2019.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

In the Executive Jets segment, Embraer announced a purchase agreement with Flexjet, a global leader in private jet travel, for a fleet of Praetor 500, Praetor 600 and Phenom 300 jets. The announcement was made during the 2019 National Business Aviation Association’s Business Aviation Convention and Exhibition (NBAA-BACE), in Las Vegas, Nevada. Valued at up to USD 1.4 billion, at current list prices, this deal was included in the 2019 second quarter backlog, with deliveries starting in the fourth quarter of 2019.

Also, the new Praetor 500 midsize business jet was granted the Type Certificate from three regulatory authorities: ANAC, the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil); the FAA (U.S. Federal Aviation Administration), and EASA (European Aviation Safety Agency). Embraer has already received orders for the Praetor 500, including in Brazil. Also, Embraer delivered a Praetor 600 to its first Brazilian customer in 3Q19.

In the Defense & Security segment, the Portuguese Government announced a firm order of five multi-mission Embraer KC-390 airlifters, representing the entry of the aircraft into the international market. The contract, which was signed at Embraer’s facility in Évora, Portugal, also includes services and support and a flight simulator as part of the process to modernize Portuguese Air Force capabilities to support national Armed Forces operations and increase readiness in missions of public interest. Deliveries are scheduled to start in 2023. This contract will be included in Embraer’s backlog in the fourth quarter of 2019.

Embraer also delivered the first KC-390 to the Brazilian Air Force (FAB) at a ceremony held at Anápolis Air Base, starting preparations for the aircraft’s entry into service by FAB’s First Troop Transport Group (1st GTT). Embraer has been conducting theoretical and practical training with the Air Force teams to start operations.

In 3Q19, Embraer Services & Support signed a long-term Pool Program Agreement with Mongolian Hunnu Air to support a wide range of repairable components for the airline’s recently leased fleet of E190 through the TechCare portfolio of solutions. Horizon Air, a subsidiary of Alaska Air Group, selected Embraer Aircraft Maintenance Services (EAMS) in Nashville, Tennessee, as the exclusive heavy maintenance provider for the company’s fleet of 30 Embraer E175 aircraft. The multi-year agreement includes airframe maintenance, modifications and repair services.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	**191**	**191**	**-**
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	18	-
NAC / Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer